UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Neenah Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64007P 103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,618,224

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,618,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,618,224

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,618,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 267,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 267,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 267,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 267,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 267,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 267,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,550,697

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,550,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550,697

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on August 23, 2007 (the “Original 13D”), as amended on May 28, 2008, November 10, 2008, March 18, 2009, October 23, 2009 and February 11, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Neenah Enterprises Inc. (formerly, ACP Holding Company) (the “Company”).  The Company’s principal executive offices are located at 2121 Brooks Avenue, P.O. Box 729, Neenah, Wisconsin 54957.

Item 2.	Identity and Background

(a)          This Statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TCO”), with respect to the shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCOG”), with respect to the shares of Common Stock directly owned by TCO;

(v) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vi)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP, TCO and TCP 2.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of TCP, TCM, TCO, TCOG, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)          The principal business of each of TCO, TCP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCOG is serving as the general partner of TCO.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TAA is serving as the general partner of TCP2.  Mr. Gendell serves as the managing member of TCM, TCOG and TAA.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCOG and TCM is a limited liability company organized under the laws of the State of Delaware.  Each of TCO and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s)

or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On February 3, 2010, the Company and each of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Filing”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  In connection with the Bankruptcy Filing, also on February 3, 2010, TCP, TMF and TCP 2 entered into a Restructuring & Lock-Up Agreement (the “Restructuring Agreement”) with the Company, Neenah Foundry Company, NFC Castings, Inc. and certain holders of the Company’s 9.5% Senior Secured Notes (the “Secured Notes”).  At the effective time (the “Effective Time”) of the plan of reorganization (the “Plan”) set forth in the Restructuring Agreement, all of the Reporting Persons’ Common Stock will be cancelled.  In addition, TCP’s Senior Subordinated Notes (as defined below) will be cancelled, and in exchange TCP will receive: (i) an aggregate amount of new common stock of the reorganized Company (the “New Common Stock”) equal to 3% of the New Common Stock outstanding on the Effective Date; (ii) warrants (the “Series A Warrants”) to purchase for cash an aggregate amount of New Common Stock equal to 5% of the New Common Stock outstanding on the Effective Date without giving effect to any exercise of the Series A Warrants or the Series B Warrants (as defined below), subject to dilution in certain instances; and (iii)  warrants (the “Series B Warrants”) to purchase for cash an aggregate amount of additional New Common Stock equal to 5% of the New Common Stock outstanding on the Effective Date without giving effect to any exercise of the Series A Warrants or Series B Warrants, subject to dilution in certain instances.  The Series A Warrants will expire on the first to occur of the five-year anniversary of the Effective Date or the occurrence of one of the specified change in control or liquidity events described in the Restructuring Agreement (a “Liquidity Event”), and will have an exercise price as described in the Restructuring Agreement.  The Series B Warrants will expire on the first to occur of the seven-year anniversary of the Effective Date or the occurrence of a Liquidity Event, and will also have an exercise price as described in the Restructuring Agreement.  The reorganized Company shall be a private company, and the New Common Stock will not be registered under the Securities Act of 1933 or listed on a national securities exchange.  Accordingly, the New Common Stock, the Series A Warrants and the Series B Warrants will be subject to transfer restrictions under applicable securities laws, as well as contractual restrictions and/or restrictions imposed by an amendment to the Company’s charter designed to maintain the reorganized company’s status as a private company.  The effectiveness of the Plan is subject to certain conditions, including the receipt of confirmation by order of the Bankruptcy Court.  Under the Restructuring Agreement, TCP, TMF and TCP 2 have agreed to refrain from making certain sales or transfers of the Senior Subordinated Notes or Common Stock until the Effective Date or until the Restructuring Agreement is earlier terminated as set forth in the Restructuring Agreement, and to vote their respective interests to accept the Plan.  No amendment to the Plan or the Restructuring Agreement that would result in materially adverse treatment to the Reporting Persons or their respective employees may occur without the consent of TCP, TMF and TCP 2.

As previously reported in Amendment No. 5 to this Schedule 13D, effective February 1, 2010, the Reporting Persons reallocated ownership of Common Stock among the entities comprising the Reporting Persons (the “Reallocation”).  When giving effect solely to the Reallocation, the aggregate Common Stock ownership of the Reporting Persons after the completion of the Reallocation is the same as the aggregate Common Stock ownership of the Reporting Persons before the Reallocation.  In connection with the Reallocation, shares of Common Stock owned by TMF (the “Transferred Shares”) were deemed to have been distributed in kind as of February 1, 2010 to certain investors holding ownership interests in TMF, with all of the Transferred Shares then being immediately contributed by such investors to TCP 2.  The number of Transferred Shares reported in Amendment No. 5 as being contributed to TCP 2 was a preliminary estimate by the Reporting Persons.   On March 2, 2010, the Reporting Persons finalized the actual number of Transferred Shares.  The number of Transferred Shares deemed distributed in kind by TMF is 267,665 shares of Common Stock, with all of such shares having been immediately contributed to TCP 2.  The consideration for the Transferred Shares contributed to TCP 2 consists of ownership interests in TCP 2 issued to such contributing TMF investors.  Also in connection with the Reallocation, certain investors holding partnership interests in TCP contributed such interests to TCP 2 and, in exchange, received ownership interests in TCP 2, with TCP 2 holding, as a result, the contributed TCP partnership interests.  The completion of the transactions described in this paragraph has not changed the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

The Reporting Persons acquired the shares of Common Stock and the Senior Subordinated Notes for investment purposes and in the ordinary course of business.  The ability of the Reporting Persons to dispose of securities of the Company is restricted under the Restructuring Agreement, as previously described in this Item 4.

As discussed in this Schedule 13D, the Reporting Persons own approximately 62.1% of the Company’s outstanding existing Common Stock.  The ability of the Reporting Persons to control the Company’s affairs is restricted under the Restructuring Agreement, and may be affected by stays or orders of the Bankruptcy Court.

Three affiliates of the Reporting Persons currently serve on the Company’s Board of Directors, and one such affiliate has been elected Chairman of the Company’s Board of Directors.  Under the Restructuring Agreement, the members of the Board of Directors as of the Effective Date will be selected by a committee comprised of representatives of the Secured Noteholders.  The Reporting Persons do not expect to serve on the Board of Directors after the Effective Date.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, subject to any restrictions imposed by the Restructuring Agreement and/or the Bankruptcy Court, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 6 to Schedule 13D.

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 7,664,808.   Percentage: 49.8%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 15,385,622 shares of Common Stock issued and outstanding as of December 4, 2009, as disclosed in the Company’s Annual Report on Form 10-K filed on January 13, 2010.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  TCP has not engaged in any transactions of Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  7,664,808.   Percentage:  49.8%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote: 7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  TCM has not engaged in any transactions of Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 1,618,224.   Percentage: 10.5%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,618,224

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,618,224

      (c)  Except as disclosed herein, TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  TCOG, the general partner of TCO, has the power to direct the affairs of TCO, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCOG and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 1,618,224.   Percentage: 10.5%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,618,224

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,618,224

      (c)  Except as disclosed herein, TCOG has not engaged in any transactions in Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  Not applicable.

      (e)  Not applicable.

E. Tontine Capital Overseas Master Fund II, L.P.

      (a)  Aggregate number of shares beneficially owned: 267,665.  Percentage: 1.7%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:   267,665

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  267,665

      (c)  Except as disclosed herein, TCP 2 has not engaged in any transactions in Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e) Not applicable.

F.  Tontine Asset Associates, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  267,665.   Percentage:  1.7%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  267,665

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  267,665

      (c)  Except as disclosed herein, TAA has not engaged in any transactions in Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  Not applicable.

      (e)  Not applicable.

G.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 9,550,697.   Percentage: 62.1%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  9,550,697

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  9,550,697

      (c)  Except as disclosed herein, Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 5 to this Schedule 13D on February 11, 2010.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exchange Agreement

The Company’s subsidiary, Neenah Foundry Company (“Neenah Foundry”), issued $75 million of Senior Subordinated Notes (the “Senior Subordinated Notes”) to TCP pursuant to the Exchange Agreement.  Pursuant to the Exchange Agreement, the $75 million of Senior Subordinated Notes were issued to TCP in exchange for an equal principal amount of Neenah Foundry’s outstanding 13% Senior Subordinated Notes due 2013 held by TCP.  Under the Senior Subordinated Notes issued to TCP, interest is payable semi-annually in arrears on January 1 and July 1 of each year, starting on July 1, 2007.  Not less than five percent (500 basis points) of the interest on the Senior Subordinated Notes must be paid in cash and the remainder (up to 7 1/2% or 750 basis points) of the interest may be deferred at Neenah Foundry’s option. Interest will accrue on any interest so deferred at a rate of 12 1/2% per annum. Neenah Foundry elected to defer the payment of 7 1/2% of the interest due on the Senior Subordinated Notes with respect to the January 1, 2009 interest payment date (representing a deferral of an interest payment of approximately $2.8 million).  The Senior Subordinated Notes mature on September 30, 2013.  On July 1, 2009, Neenah Foundry entered into an agreement with TCP, to allow Neenah Foundry to defer the entire semi-annual interest payment due on July 1, 2009 in respect of the Senior Subordinated Notes until on or before the maturity date of the Senior Subordinated Notes. As described in more detail in Item 4, under the Plan, the Senior Subordinated Notes will be cancelled as of the Effective Date.

Senior Subordinated Notes Registration Rights Agreement

Neenah Foundry and certain guarantors entered into a registration rights agreement (the “Senior Subordinated Notes Registration Rights Agreement”) with TCP relating to the Senior Subordinated Notes. Under the Senior Subordinated Notes Registration Rights Agreement, Neenah Foundry and the guarantors are required to file an exchange offer registration statement with the SEC within 90 days after Neenah Foundry receives a written demand (the “Demand Date”) from TCP or the holders of a majority of the Senior Subordinated Notes and to use their respective best efforts to have the exchange offer registration statement declared effective by the SEC within 210 days after the Demand Date.  Neenah Foundry and the guarantors also agreed to file a shelf registration statement to cover resales of the Senior Subordinated Notes under certain circumstances. If Neenah Foundry and the guarantors are obligated to file a shelf registration statement, they have agreed to file the shelf registration statement with the SEC within 90 days after such filing obligation arises and to use their best efforts to cause the shelf registration statement to be declared effective by the SEC within 210 days after such obligation arises. If Neenah Foundry fails to meet these targets, it will be required to pay additional interest on the Senior Subordinated Notes.  As of the date hereof, Neenah Foundry has not filed a registration statement with respect to the Senior Subordinated Notes.

Common Stock Registration Rights Agreement

The Company entered into a registration rights agreement, dated October 8, 2003, with certain holders of its Common Stock, including MacKay Shields LLC, Citicorp Mezzanine III, L.P. and certain of its affiliates and certain affiliates of Trust Company of the West and Metropolitan Life Insurance Company (the “Initial Holders”), relating to shares of the Company’s Common Stock (the “Common Stock Registration Rights Agreement”).  In connection with the Securities Purchase Agreement, the Initial Holders assigned all their rights and obligations under the Common Stock Registration Rights Agreement to TCP.  TCP subsequently assigned its rights with respect to certain shares of the Company’s Common stock to TCO.  Under the Common Stock Registration Rights Agreement, the Majority Holders (as defined in the Common Stock Registration Rights Agreement) may request that the Company file a registration statement covering all or part of the Registrable Securities (as defined in the Common Stock Registration Rights Agreement) no later than 60 days following a written request from the Majority Holders to do so.  Additionally, if the Company files a registration statement on Forms S-1, S-2 or S-3, it must provide notice to all Holders (as defined in the Common Stock Registration Rights Agreement) at least 15 days prior to filing such registration statement and, subject to certain limitations, register all shares for which the Company receives a written request from Holders to include such shares in the registration statement.  Under the Common Stock Registration Rights Agreement, the Company must pay all expenses related to any registration thereunder (except the underwriter’s legal fees, any underwriting discount or fees attributable to the sale of Registrable Securities, and expenses incurred by the Company in connection with a registration statement that is subsequently withdrawn at the request of a Holder).  As of the date hereof, the Company has not filed a registration statement with respect to shares of Common Stock held by the Reporting Persons.  As described in more detail in Item 4, under the Plan, the Reporting Persons’ Common Stock will be cancelled as of the Effective Date.

Restructuring & Lock-Up Agreement

On February 3, 2010, TCP, TMF and TCP 2 entered into the Restructuring Agreement with the Company, each of its subsidiaries and certain other creditors of the Company.  The Restructuring Agreement is described in detail in Item 4.

Item 7.	Material to be Filed as Exhibits

1.                                       Restructuring & Lock-Up Agreement by and among Neenah Foundry Company, Neenah Enterprises, Inc., NFC Castings, Inc., certain holders of the Company’s 9.5% Senior Secured Notes due 2017 and TCP, TMF and TCP 2, dated February 3, 2010 (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 11, 2010).

2.                                       Exchange Agreement by and among Neenah Foundry Company, the guarantors named therein, and Tontine Capital Partners, L.P., dated December 29, 2006, relating to the exchange by Tontine of $75 million of Neenah foundry Company’s 13% Senior Subordinated Notes due 2013 for the 121/2% Senior Subordinated Notes due 2013 (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 23, 2007).

3.                                       Registration Rights Agreement with respect to 121/2% Senior Subordinated Notes due 2013, by and among Neenah Foundry Company, the guarantors named therein, and Tontine Capital Partners, L.P., dated December 29, 2006 (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 23, 2007).

4.                                       Registration Rights Agreement, dated October 8, 2003, by and between ACP Holding Company and the Initial Holders and Assignment of Rights thereunder (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 23, 2007).

5.                                       Letter Agreement, dated July 1, 2009, between Tontine Capital Partners, L.P. and Neenah Foundry Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title